Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. ANNOUNCES RECORD DATE FOR DISTRIBUTION OF

C3IS INC. SHARES FOR SPIN-OFF OF TWO DRYBULK CARRIERS

Athens, Greece, June 2, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, today announced that the record date for the spin-off distribution of shares of common stock (“common shares”) of C3is Inc., the newly formed subsidiary that will act as the holding company for two of its drybulk carriers, is June 13, 2023.

Stockholders and warrantholders of the Company will receive one C3is common share for every eight shares of Imperial Petroleum’s common stock (“Imperial Petroleum common stock”) owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023 (the “Record Date”). The distribution is expected to be made on or about June 21, 2023 (the “Distribution Date”). Fractional common shares will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after C3is common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution. Shares of Imperial Petroleum common stock will trade with due bills from the Record Date through and including the Distribution Date. Accordingly, shareholders and warrantholders of the Company as of the Record Date must continuously hold such shares of Imperial Petroleum common stock and Imperial Petroleum’s Warrants through and including the Distribution Date in order to receive shares of C3is Inc. in the spin-off.

The spin-off transaction is expected to be completed on or around June 21, 2023, and remains subject to C3is Inc.’s registration statement on Form F-1 being declared effective by the U.S. Securities and Exchange Commission and the approval of the listing of C3is Inc.’s common shares on the Nasdaq Capital Market.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to consummation of the spin-off transaction. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to acquire be accepted prior to the time the registration statement becomes effect. When available, a prospectus may be obtained from the Company.

About Imperial Petroleum Inc.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers with a total capacity of 808,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms, the risks discussed in our filings with the U.S. Securities and Exchange Commission and the following: impact of any resurgence of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@imperialpetro.com